UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Redemption of Series B Debenture

On October 19, 2025, the Board of Directors of Sapiens International Corporation N.V. (“Sapiens” or the “Company”) approved the full early redemption of the Company’s outstanding unsecured, non-convertible Series B Debentures (the “Series B Debentures”) that are listed and traded solely on the Tel Aviv Stock Exchange (the “TASE”) (the “Redemption”), in accordance with the terms of the trust deed governing the Series B Debentures. The Redemption will take place on November 10, 2025 (the “Redemption Date”). As of such date, the aggregate principal par value amount of the Series B Debentures will be NIS 70 million, linked to the U.S. dollar exchange rate.

The Company intends to redeem in full the outstanding Series B Debentures on the Redemption Date by paying to the holders the outstanding principal together with accrued interest and any applicable early redemption amounts. The total aggregate Redemption consideration is expected to be NIS 66.6 million (approximately US $20 million).

Upon completion of the Redemption, the Series B Debentures will be delisted from trading on the TASE and will cease to be outstanding, and the Company will have fully discharged its obligations to the holders of the Series B Debentures.

The Series B Debentures were first offered and issued in Israel pursuant to a shelf offering report published by the Company with the Israeli Securities Authority and the TASE on September 12, 2017. On September 14, 2017, the Company had reported the conclusion and results of the institutional and public bid processes for that offering (the “Offering”).

Pursuant to the Offering, the Company had issued Series B Debentures in an aggregate principal amount of approximately NIS 234.14 million (approximately US $66.2 million at the time). The Series B Debentures bear a fixed annual interest rate of 3.37% (linked to the U.S. dollar exchange rate), with interest payable semi-annually (on January 1 and July 1 of 2018 through 2025, with a final interest payment that was to be due on January 1, 2026). The principal of the Series B Debentures was repayable in eight equal annual installments from 2019 through 2026.

No Offering in U.S.

The press release is not an offer of Sapiens’ Series B Debentures in the United States. The Series B Debentures may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements thereunder. The Offering of the Series B Debentures described above was made only in Israel to Israeli accredited investors, and was not registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

This Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series B Debentures.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (SEC file numbers 333-260325, 333-213817 and 333-177834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: October 20, 2025	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

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